Exhibit 12

Computation of the Ratio of Earnings to Fixed Charges (Unaudited)

	Nine

		Three

	Months	Months
	Ended	Ended
(In millions, except ratios)	3/31/05	3/31/05

Earnings from continuing operations
before income taxes	$498	$137
Additions:
Amortization of capitalized interest	1	-
Dividends from investees	10	5

Deductions:
Undistributed income of equity investees	(8)	(1)

Subtotal	501	141

Interest expense	52	27
Portion of rental expense attributable to interest	4	2

Total fixed charges	56	29

Total earnings	$557	$170

Ratio of earnings to fixed charges	10	6